SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Amendment No. 3)

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Name of Subject Company)

TCO IP S.A.
a subsidiary of
VIVO PARTICIPAÇÕES S.A.
(Names of Filing Persons–Offeror)

Preferred Shares, no par value, and American Depositary Shares, each representing two Preferred Shares (Title of classes of securities)		87944E105 (CUSIP number of preferred stock)
Carlos Raimar Schoeninger Financial Planning and Investor Relations Director Av. Dr. Chucri Zaidan, 860 1 andar-lado A-Morumbi 04583-110 Sao Paulo Tel: +5511 7420-1170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Diane G. Kerr, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction valuation* $271,024,884.9		Amount of filing fee** $10,651.28

*Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only.  The Transaction Valuation was calculated assuming the purchase of 7,257,020 preferred shares, no par value (including preferred shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons, at a purchase price of R$63.90 in cash per preferred share.  As of April 4, 2008 there were 22,741,002 preferred shares outstanding (including preferred shares represented by American Depositary Shares), of which 969,932 preferred shares are owned directly or indirectly by the Filing Persons.  As a result, this calculation assumes the purchase of 7,257,020 outstanding preferred shares.  The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 4, 2008 of US$1 = R$1.7110.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,651.28	Filing Party:	TCO IP S.A., VIVO PARTICIPAÇÕES S.A.

Form or Registration No.:	Schedule TO-T	Date Filed:	April 8, 2008

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2007, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value.  Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on April 8, 2008, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on April 10, 2008, and Amendment No. 2 to the Schedule TO filed with the SEC on April 25, 2008 by Vivo Participações S.A., a corporation organized under the laws of Brazil (“Vivo”) and TCO IP S.A. (“TCO IP”), a company controlled by Vivo Participações S.A. and Vivo S.A., both corporations organized under the laws of Brazil and, with Vivo S.A. being wholly-owned by Vivo Participações.  The Schedule TO relates to the offer by TCO IP to purchase up to 7,257,020 preferred shares, including preferred shares represented by American Depositary Shares (the “ADSs”), of Telemig Celular Participações S.A., a corporation organized under the laws of Brazil (the “Company”), at a price of R$63.90 per preferred share (for reference, equivalent to approximately U.S.$74.68 per ADS based on (i) one ADS representing two preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under transaction “PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on April 4, 2008, which was U.S.$1.00 = R$1.711), in cash, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated April 8, 2008 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and in the related Brazilian offer documents, which are annexed to and filed with the Schedule TO as Exhibit (a)(1)(C).

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 2 refer to the Offer to Purchase.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

The following exhibit is hereby added to Item 12 of the Schedule TO:

(a)(5)(G)	Press Release issued by Telemig Celular Participações S.A.

5

TELEMIG CELULAR PARTICIPAÇÕES S.A.
PUBLICLY HELD COMPANY
Taxpayer’s number 02.558.118/0001-65 - Registration number 31.3.0002535-7

NOTICE TO THE MARKET

Telemig Participações S.A. (“Telemig Part”),  informs that with respect to the Voluntary Tender Offer made by TCO IP S.A. (Offeror) to purchase up to 1/3 of the preferred shares of Telemig Part outstanding in the market (“VTO”), the New York Stock Exchange (“NYSE”) has published today a press release with the following text:

“New York Stock Exchange To Halt Trading of The American Depositary Shares of Telemig Celular Participacoes S.A.

NEW YORK, May 9, 2008 - The New York Stock Exchange announced today that trading in the American Depositary Shares of Telemig Celular Participacoes, S.A. - ticker symbol: TMB - will be halted prior to the opening of the market on May 9, 2008 in light of the offer by Vivo Participações S.A. [NYSE:VIV] for the acquisition of preferred shares of Telemig Participações S.A., extended to the holders of American Depositary Shares of said company, which is set to expire today at 12:00 p.m.  (New York time). The halt will be in effect until the results of the offer to purchase by Vivo Participações S.A. are disclosed.”

Vivo Participações S.A ("Vivo Participações ") clarifies  that, although the NYSE press release states that the Offer was made by Vivo Participações, actually, as per the Notice, the Offer was made by TCO IP S.A, a company controlled by Vivo Part. and, therefore, the results will be disclosed by TCO IP S.A..

The management of the Offeror and of its controlling shareholder Vivo Participações S.A informed that the results of the VTO shall be announced on May 15, 2008 after the market closes and after the financial settlement of the Auctions scheduled to occur on May 12, 2008. .

Belo Horizonte, May 9, 2008.

Roberto Oliveira de Lima

Investors Relations Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008

TCO IP S.A.

By:	/s/ Ernesto Gardelliano
	Name:	Ernesto Gardelliano
	Title:	Chief Financial Officer

Vivo Participações S.A.

By:	/s/ Ernesto Gardelliano
	Name:	Ernesto Gardelliano
	Title:	Investor Relations Officer